CNH Industrial | Off-Highway & On-Highway businesses – Combined Financial Figures (2019-2020 and Sep YTD 2021) December 17th, 2021 Exhibit 99.2

Background CNH Industrial N.V. (CNH Industrial) owns and controls the Commercial and Specialty Vehicles business and the Powertrain business as well as the related Financial Services business (together the Iveco Group Business or the On-Highway Business) as well as the Agriculture equipment business, the Construction equipment business, and the related Financial Services business (collectively, the Off-Highway Business). At its Capital Markets Day event held on September 3, 2019, CNH Industrial announced its intention to separate its “Iveco Group” (commercial vehicles and powertrain) (or “On-Highway”) business and “Off-Highway” (agriculture and construction) business. It is expected that the Iveco Group Business will be separated from CNH Industrial in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to the Company on December 31, 2021 (the Demerger). The Demerger effective date is expected to be January 1, 2022 (the Effective Date). To assist investors in understanding the impact of the Demerger, the following financial information is being provided for the Off-Highway Business and the On-Highway Business. The Off-Highway Business information is prepared under US GAAP and in US dollars. The On-Highway Business information is prepared under IFRS and in Euros.

Off-Highway business – Combined Financial Figures (2019-2020 and Sep YTD 2021) December 17th, 2021

Basis of the Presentation The unaudited pro forma financial information provided on the following slides has been prepared to represent the combined historical results of operations, financial position and cash flows of the Off-Highway Business structure that will be controlled by CNH Industrial N.V. following the Demerger. The unaudited pro forma financial information presented excludes the Iveco Group financial information for all periods presented. This financial information has been derived from the consolidated financial statements and accounting records of CNH Industrial N.V.. The receivables/payables between Off-Highway and On-Highway primarily represent overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by Off-Highway Business central treasury. Beginning after the Demerger, the Iveco Group's financial results for periods prior to the Demerger will be reflected in CNH Industrial N.V. consolidated statement of income, retrospectively, as discontinued operations. Additionally, the related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheet will be classified as discontinued operations.   The unaudited pro forma financial information (1) is presented based on information currently available, (2) is intended for informational purposes only, (3) is not necessarily indicative of and do not purport to represent what the Off-Highway operating results would have been had the Demerger occurred as described or what the future operating results will be after giving effect to the Demerger and (4) does not reflect any actions that might be taken by management after the Demerger.   The following unaudited pro forma financial information should be read in conjunction with (1) the audited consolidated financial statements, the accompanying notes and “Operating and Financial Review and Prospects” included in the CNH Industrial N.V. Annual Report on Form 20-F for the year ended December 31, 2020 and (2) the unaudited consolidated financial statements, the accompanying notes and “Operating Results” included on CNH Industrial N.V.’s Quarterly Report on Form 6-K for the quarterly period ended September 30, 2021.

All statements other than statements of historical fact contained in this presentation including statements ; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial N.V.’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in CNH Industrial N.V.’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are included in this presentation, which is available on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above. Safe Harbor Statement and Disclosures

Financial Summary FY 2019   FY 2020   Sep YTD 21 Pro Forma Combined Off-Highway Business (under U.S. GAAP)           Revenues ($mn) 15,535 14,779 14,016 Financial Services 1,789 1,660 1,194 Net Sales | Industrial Activities ($mn) 13,708 13,083 12,808 Agriculture 10,959 10,923 10,571 Construction 2,768 2,170 2,237 Net Income (Loss) ($mn) 797 (198) 1,337 Net Income (Loss) attributable to Controlling interest 785 (212) 1,330 Diluted EPS ($) 0.58 (0.16) 0.98   Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 878 583 1,385 Agriculture 897 880 1,396 Construction 51 (184) 70 Adjusted EBIT Margin | Industrial Activities (%) 6.4% 4.5% 10.8% Adjusted Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates ($mn) 1,016 690 1,592 Adjusted Net Income ($mn) 876 586 1,339 Adjusted net income attributable to Controlling interest 864 572 1,332 Adjusted Diluted EPS ($) 0.64 0.42 0.98 Free Cash Flow | Industrial Activities ($mn) (58) 2,088 703             Dec 31, 2019   Dec 31, 2020   Sep 30, 2021 Net Industrial Cash (Debt) ($mn) (2,575) (893) (125) Available Liquidity ($mn) 9,241 13,884 12,237 Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated and are pro forma unaudited (1) Non-GAAP measures (definition and reconciliation in reconciliations section)

Reconciliations

Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment This item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. This item also includes a $112 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations FY 2019 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income - - - 797 Less: Consolidated Income tax (expense) benefit - - - (159) Pro forma Combined Income before taxes - - - 956 Less: Financial Services Financial Services Net income - - - 274   Financial Services Income taxes - - - 87 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 170 Foreign exchange (gains) losses, net - - - 2   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - 46 Adjustments for the following Industrial Activities items:   Restructuring expenses 41 18 1 60 Other discrete items - - 5 5 Adjusted EBIT of Industrial Activities 897 51 (70) 878

This item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. This item also includes a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations. This item mainly includes impairment of intangible and other long-lived assets, asset optimization charges. FY 2020 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income (loss) - - - (198) Less: Consolidated Income tax (expense) benefit - - - (85) Pro forma Combined Income (loss) before taxes - - - (113) Less: Financial Services Financial Services Net income - - - 243   Financial Services Income taxes - - - 85 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 140 Foreign exchange (gains) losses, net - - - 12   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - 9 Adjustments for the following Industrial Activities items:   Restructuring expenses 13 9 - 22 Goodwill impairment charge - - 585 585 Other discrete items (2) 176 72 8 256 Adjusted EBIT of Industrial Activities 880 (184) (113) 583 Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment

This item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. This item also includes $31 million separation costs in connection with the spin-off of the Iveco Group business, presented in column “Unallocated items, eliminations and other”. Sep YTD 2021 U.S. GAAP ($mn) Unaudited AG CE Unallocated Items, Elim. & Other Total Pro forma Combined Net income - - - 1,337 Less: Consolidated Income tax (expense) benefit - - - (347) Pro forma Combined Income before taxes - - - 1,684 Less: Financial Services Financial Services Net income - - - 259   Financial Services Income taxes - - - 83 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations - - - 92 Foreign exchange (gains) losses, net - - - (6)   Finance and non-service component of Pension and other post-employment benefit costs (1) - - - (102) Adjustments for the following Industrial Activities items:   Restructuring expenses 8 13 - 21 Other discrete items (2) - - 38 38 Adjusted EBIT of Industrial Activities 1,396 70 (81) 1,385 Net Income (Loss) to Adj. EBIT of Industrial Activities by Segment

FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Adj. net income and Adj. income tax to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP U.S. GAAP ($mn) Unaudited FY 2019 FY 2020 Sep YTD 2021 Pro forma Combined Net income (loss) 797 (198) 1,337 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 92 869 (24) Adjustments impacting Income tax (expense) benefit (b) (13) (85) 26 Adjusted net income 876 586 1,339 Adjusted net income attributable to CNH Industrial N.V. 864 572 1,332 Weighted average shares outstanding – diluted (million) 1,354 1,352 1,360 Adjusted Diluted EPS ($) 0.64 0.42 0.98 Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 924 (179) 1,616 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 92 869 (24) Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 1,016 690 1,592 Income tax (expense) benefit (159) (85) (347) Adjustments impacting Income tax (expense) benefit (b) (13) (85) 26 Adjusted income tax (expense) benefit (B) (172) (170) (321) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 17% 25% 20%

FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Adj. net income and Adj. income tax to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP U.S. GAAP ($mn) Unaudited FY 2019 FY 2020 Sep YTD 2021 (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 63 22 21 Loss on repurchase of notes 27 - 8 Pre-tax gain related to the modification of a healthcare plan in the U.S. (119) (119) (90) Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations 116 125 - Goodwill impairment charge - 585 - Other assets impairment charges - 248 - Spin-off costs 5 8 31 Other discrete items - - 6 Total 92 869 (24)   (b) Adjustments impacting Income tax (expense) benefit Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (9) (44) 14 Adjustment to valuation allowances on deferred tax assets - (40) - Other (4) (1) 12 Total (13) (85) 26

Off-Highway

Total (Debt) to Net Cash (Debt)

13

U.S. GAAP ($mn) Unaudited

	Consolidated			Industrial Activities			Financial Services		
	December 31, 2019	December 31, 2020	September 30, 2021	December 31, 2019	December 31, 2020	September 30, 2021	December 31, 2019	December 31, 2020	September 30, 2021
Third party debt	(21,612)	(22,932)	(21,238)	(5,167)	(7,233)	(5,611)	(16,445)	(15,699)	(15,627)
Intersegment notes payable	-	-	-	(646)	(501)	(690)	(411)	(322)	(492)
Financial Payables vs. On-Highway	(3,815)	(4,348)	(4,065)	(3,679)	(4,169)	(3,934)	(136)	(179)	(131)
Total (Debt) (1)	(25,427)	(27,280)	(25,303)	(9,492)	(11,903)	(10,235)	(16,992)	(16,200)	(16,250)
Cash and cash equivalents	4,455	8,199	6,483	4,111	7,507	5,736	344	692	747
Restricted cash	850	788	711	111	85	109	739	703	602
Intersegment notes receivable	-	-	-	411	322	492	646	501	690
Financial Receivables vs. On-Highway	2,313	3,146	3,848	2,285	3,078	3,773	28	68	75
Other current financial assets(2)	-	10	-	-	10	-	-	-	-
Derivatives hedging debt	(1)	8	-	(1)	8	-	-	-	-
Net Cash (Debt) (3)	(17,810)	(15,129)	(14,261)	(2,575)	(893)	(125)	(15,235)	(14,236)	(14,136)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $646 million, $501 million and $690 million as of December 31, 2019, 2020 and September 30, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $411 million, $322 million and $492 million as of December 31, 2019, 2020 and September 30, 2021, respectively.

(2) This item includes short-term deposits and investments towards high-credit rating counterparties.

(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $235 million, $179 million and $198 million as of December 31, 2019, 2020 and September 30, 2021, respectively.

December 17th, 2021

CNH INDUSTRIAL

FY 2019 FY 2020 Sep YTD 2021 Net cash provided by (used in) Operating Activities 995 4,189 1,480 Less: Cash flows from Operating Activities of Financial Services net of eliminations (747) (1,855) (554) Change in derivatives hedging debt of Industrial Activities and other 7 9 (8) Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (10) (16) (18) Operating cash flow of Industrial Activities 245 2,327 900 Investments in property, plant and equipment, and intangible assets of Industrial Activities (287) (229) (195) Other changes (1) (16) (10) (2) Free Cash Flow of Industrial Activities (58) 2,088 703 FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities under U.S. GAAP U.S. GAAP ($mn) Unaudited (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

December 31, 2019 December 31, 2020 September 30, 2021 Cash and cash equivalents 4,455 8,199 6,483 Restricted cash 850 788 711 Undrawn committed facilities 5,438 6,089 5,260 Other current financial assets(1) - 10 - I/C net vs On-Highway (Treasury Vehicles/FS) (*) (1,502) (1,202) (217) Available Liquidity 9,241 13,884 12,237 (*) Receivables vs On-Highway 2,313 3,146 3,848 Payables vs On-Highway (3,815) (4,348) (4,065) NET I/C (1,502) (1,202) (217) FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Cash and cash equivalents to Available Liquidity under U.S. GAAP U.S. GAAP ($mn) Unaudited (1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

On-Highway business – Combined Financial Figures (2019-2020 and Sep YTD 2021) December 17th, 2021

Disclaimer (1/2) Advertisement: This presentation is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of Iveco Group N.V. (the "Company") to proceed with the proposed first admission to listing and trading of all of the common shares of the Company on the regulated market of Euronext Milan. This presentation does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This presentation is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial N.V ("CNH Industrial"), any of their advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States. A prospectus has been prepared by the Company in connection with the intended Admission in the context of the intended separation of the relevant business segments from CNH Industrial to the Company by way of a Dutch law statutory demerger (afsplitsing) (the “Demerger”), which prospectus was approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) on 11 November 2021 (the "Prospectus"). Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares. The approval of the Prospectus by the AFM should not be understood as an endorsement of the quality of the shares in the Company or the Company. Additionally, the Prospectus will be amended or supplemented prior to the date of Admission in relation to, amongst other things, any significant new factors which have arisen after the date of publication of the prospectus. A copy of the Prospectus is available on the website of the Company (www.ivecogroup.com/investor_relations/demerger_documents). Risk Factors: Investing in the Company involves certain risks. A description of these risks, which include risks relating to the Company as well as risks relating to the Demerger and the Common Shares (and Special Voting Shares) is included in the Prospectus. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares. Shares in the Company will be allotted in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This presentation is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute an announcement of this nature. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions. This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”). With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except pursuant to a prospectus approved by the relevant market authorities in that member State or in accordance with the exemptions set forth in Article 3(2) of the Prospectus Regulation, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State. This announcement is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial, any of its advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States. The securities referred to herein may not be offered or sold in the United States of America absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. The Company and CNH Industrial do not intend to register all or any portion of the offering of the securities in the United States of America or to conduct a public offering of the securities in the United States of America.

Disclaimer (2/2) This announcement does not constitute an offer of securities to the public in the United Kingdom. This announcement is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents. This Presentation includes only summary information, does not purport to be comprehensive and the information contained therein has not been independently verified. To the fullest extent permitted by applicable law, no representation or warranty of the Company or CNH Industrial, express or implied, is made as to, and no reliance should be placed upon, the fairness, accuracy, completeness or correctness of the information or opinions contained in this Presentation. None of the Company, CNH Industrial, their respective affiliates, directors, advisors, employees and representatives, or anyone acting on their behalf shall bear any responsibility (in negligence or otherwise) for any loss arising from any use of these presentation materials or their contents or otherwise arising in connection with these materials. Certain figures contained in this Presentation, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this Presentation may not conform exactly to the total figure given. This announcement may include statements, including with respect to CNH Industrial’s and the Company’s financial condition, results of operations, business, strategy, plans and outlook, including the impact of certain transactions Not for release, publication or distribution in whole or in part, directly or indirectly, in or into any jurisdiction in violation of the relevant laws of such jurisdiction, and the payment of dividends and distributions, as well as share repurchases. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “targets”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements are made as of the date of this announcement. Although CNH Industrial and the Company believe that such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such forward-looking statements are included for illustrative purposes only. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial and the Company’s control. CNH Industrial and the Company expressly disclaim any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser. Information in this announcement or any of the documents relating to the Admission and the Demerger cannot be relied upon as a guide to future performance. The Company may decide not to go ahead with the Admission and CNH Industrial may decide not to go ahead with the Demerger and there is therefore no guarantee that the Admission and the Demerger will occur. You should not base your financial decision on this announcement. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in the slides presented today including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; shortages of critical components from suppliers; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including effects of “Brexit”, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the financials plan announced on September 3, 2019 Capital Markets Day and the related updates furnished to the market from time to time; our ability to successfully implement the planned demerger of the On-Highway businesses; the ability of the respective management teams of the On-Highway company and CNH Industrial post-demerger to successfully operate their business and achieve their individual growth plans, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial that will be made today in the Q&A sessions are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Basis of the Presentation The financial information provided on the following slides has been prepared to represent the combined historical results of operations, financial position and cash flows of the On-Highway Business structure that will be controlled by Iveco Group following the Demerger. This financial information has been derived from the consolidated financial statements and accounting records of CNH Industrial. The receivables/payables between Off-Highway and On-Highway primarily represent overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by Off-Highway Business central treasury. In the CNH Industrial’s 2021 EU-IFRS Annual Report, the Iveco Group's financial results will be reflected in the consolidated income statement, retrospectively, as discontinued operations. Additionally, the assets and liabilities associated with the discontinued operations will be classified as discontinued operations in the consolidated statement of financial position at December 31, 2021.  The IFRS financial measures for the years ended December 31, 2020, and 2019 have been derived from the audited Combined Financial Statements included in the Iveco Group N.V. Prospectus, published on November 11, 2021. Financial information for the nine-months period ended September 30, 2021, as well as any non-IFRS financial measures presented, are unaudited. The following financial information (1) is presented based on information currently available, (2) is intended for informational purposes only, (3) are not necessarily indicative of and do not purport to represent what the On-Highway operating results would have been had the Demerger occurred as described or what the future operating results will be after giving effect to the Demerger and (4) do not reflect any actions that might be taken by management after the Demerger. The following financial information should be read in conjunction with (1) the audited consolidated financial statements, the accompanying notes and “Board Report” included in the CNH Industrial N.V. 2020 EU-IFRS Annual Report and (2) the unaudited consolidated financial statements, the accompanying notes and “Interim Management Report” included on CNH Industrial N.V.’s Interim Report for the period ended September 30, 2021.

On-Highway

Financial Summary

22

	FY 2019[(1)]	FY 2020[(1)]	Sep YTD 21[(2)]
IFRS [(3)]			
Net Revenues (€mn)	**11,948**	**10,411**	**9,276**
Financial Services	224	165	139
Net Revenues | Industrial Activities (€mn)	**11,792**	**10,314**	**9,183**
Commercial & Specialty Vehicles	9,326	8,247	7,460
Powertrain	3,675	3,180	2,912
Profit/(loss) (€mn)	**101**	**(372)**	**167**
Net Profit/(loss) attributable to Controlling interest	84	(408)	145
Non – IFRS [(4)]			
Adjusted EBIT | Industrial Activities (€mn)	**428**	**(89)**	**259**
Commercial & Specialty Vehicles	171	(149)	194
Powertrain	323	195	181
Adjusted EBIT Margin | Industrial Activities (%)	**3.6%**	**(0.9)%**	**2.8%**
Adjusted profit/(loss) before income tax (expense) benefit (€mn)	379	(186)	235
Adjusted net profit/(loss) (€mn)	**262**	**(167)**	**161**
Adjusted net profit/(loss) attributable to Controlling interest	240	(206)	139
Free Cash Flow | Industrial Activities (€mn)	**30**	**(118)**	**(669)**

	Dec 31, 2019	Dec 31, 2020	Sep 30, 2021
Net Industrial Cash (Debt) (€mn)	**1,302**	**1,165**	**536**
Available Liquidity (€mn)	**1,837**	**1,619**	**1,070**

(1) Financial data for the years ended December 31, 2020, and 2019 have been derived from the Iveco Group N.V. Prospectus, published on November 11, 2021.
(2) For the nine-months period ended September 30, 2021, the figures are unaudited.
(3) For the years ended December 31, 2020, and 2019, the figures have been derived from the audited Combined Financial Statements included in the Iveco Group N.V. Prospectus, published on November 11, 2021.
(4) Non-IFRS Financial measures (definition and reconciliation in appendix). These measures are unaudited.

Note: All figures are provided herein on a IFRS € basis unless otherwise indicated.

December 17th, 2021

IVECO • GROUP

Reconciliations

This item mainly included the other asset optimization charges for €148 million. FY 2019 C&SV PT Unallocated Items, Elim. & Other Total Consolidated Profit/(loss) - - - 101 Less: Consolidated Income tax (expense) benefit - - - (74) Consolidated Profit/(loss) before taxes - - - 175 Less: Financial Services Financial Services Net income - - - 77   Financial Services Income taxes - - - 30 Add back of the following Industrial Activities items:   Financial expenses - - - 157 Adjustments for the following Industrial Activities items:   Restructuring costs 33 6 - 39 Other discrete items (1) 164 - - 164 Adjusted EBIT of Industrial Activities 171 323 (66) 428 IFRS (€mn) Consolidated Profit/(loss) to Adj. EBIT of Ind. Act. by Segment

FY 2020 C&SV PT Unallocated Items, Elim. & Other Total Consolidated Profit/(loss) - - - (372) Less: Consolidated Income tax (expense) benefit - - - 116 Consolidated Profit/(loss) before taxes - - - (488) Less: Financial Services Financial Services Net income - - - 13   Financial Services Income taxes - - - 2 Add back of the following Industrial Activities items:   Financial expenses - - - 112 Adjustments for the following Industrial Activities items:   Restructuring costs 18 14 - 32 Other discrete items (1) 270 - - 270 Adjusted EBIT of Industrial Activities (149) 195 (135) (89) IFRS (€mn) This item primarily includes asset optimization charges of €247 million, other asset impairment charges of €6 million, and €17 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. Consolidated Profit/(loss) to Adj. EBIT of Ind. Act. by Segment

Sep YTD 2021 C&SV PT Unallocated Items, Elim. & Other Total Consolidated Profit/(loss) - - - 167 Less: Consolidated Income tax (expense) benefit - - - (72) Consolidated Profit/(loss) before taxes - - - 239 Less: Financial Services Financial Services Net income - - - 42   Financial Services Income taxes - - - 16 Add back of the following Industrial Activities items:   Financial expenses - - - 82 Adjustments for the following Industrial Activities items:   Restructuring costs 7 1 - 8 Other discrete items (1) (19) - 7 (12) Adjusted EBIT of Industrial Activities 194 181 (116) 259 IFRS (€mn) This item included the pre- and after-tax gain of €8 million from the sale of a 30.1% interest in Naveco, as well as the positive impact of €11 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”, and €7 million separation costs in connection with the Demerger, presented in column “Unallocated items, eliminations and other”. Consolidated Profit/(loss) to Adj. EBIT of Ind. Act. by Segment

FY 2019 FY 2020 Sep YTD 2021 Profit/(loss) 101 (372) 167 Adjustments impacting Profit /(loss) before income tax (expense) benefit(a) 204 302 (4) Adjustments impacting Income tax (expense) benefit (b) (43) (97) (2) Adjusted net profit/(loss) 262 (167) 161 Profit/ (loss) before taxes 175 (488) 239 Adjustments impacting Profit/(loss) before income tax (expense) benefit (a) 204 302 (4) Adjusted profit/(loss) before income tax (expense) benefit (A) 379 (186) 235 Income tax (expense) benefit (74) 116 (72) Adjustments impacting Income tax (expense) benefit (b) (43) (97) (2) Adjusted income tax (expense) benefit (B) (117) 19 (74) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 31% 10% 31% FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Adj. net profit / (loss) and Adj. income tax (expense) benefit to Consolidated Profit/(loss) and Income tax (expense) benefit and calculation Adj. ETR under IFRS IFRS (€mn)

FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Adj. net profit / (loss) and Adj. income tax (expense) benefit to Consolidated Profit/(loss) and Income tax (expense) benefit and calculation Adj. ETR under IFRS IFRS (€mn) FY 2019 FY 2020 Sep YTD 2021 (a) Adjustments impacting Profit/(loss) before income tax (expense) benefit Restructuring costs 40 32 8 Gain from the sale of investments by a joint venture accounted for under the equity method - - (11) Other assets impairment charges - 6 - Asset optimization charges 148 247 - Spin-off costs - - 7 Gain from the sale of a 30.1% interest in Naveco - - (8) Cost recognized by a Chinese joint venture - 17 - Other discrete items 16 - - Total 204 302 (4)   (b) Adjustments impacting Income tax (expense) benefit Tax effect of adjustments impacting income tax (expense) benefit (43) (57) (2) Net discrete tax benefit - (40) - Total (43) (97) (2)

On-Highway

Total (Debt) to Net Cash (Debt)

29

IFRS (€mn)	Consolidated			Industrial Activities			Financial Services		
	December 31, 2019	December 31, 2020	September 30, 2021	December 31, 2019	December 31, 2020	September 30, 2021	December 31, 2019	December 31, 2020	September 30, 2021
Third party (debt)	(3,088)	(2,750)	(2,371)	(253)	(235)	(224)	(2,835)	(2,515)	(2,147)
Intersegment notes (payable)[(1)]	-	-	-	-	(86)	(39)	(149)	(60)	(75)
(Debt) payables to CNHI pre-Demerger[(2)]	(2,059)	(2,563)	(3,323)	(1,638)	(2,192)	(2,999)	(421)	(371)	(324)
Total (Debt)	(5,147)	(5,313)	(5,694)	(1,891)	(2,513)	(3,262)	(3,405)	(2,946)	(2,546)
Cash and cash equivalents	417	463	622	271	366	441	146	97	181
Intersegment financial receivables[(1)]	-	-	-	149	60	75	-	86	39
Financial Receivables from CNHI pre-Demerger[(3)]	3,395	3,543	3,511	2,751	3,125	3,103	644	418	408
Other current financial assets[(4)]	52	128	193	52	128	193	-	-	-
Derivative assets[(5)]	8	28	24	6	21	21	2	7	3
Derivative (liabilities)[(5)]	(39)	(27)	(40)	(36)	(22)	(35)	(3)	(5)	(5)
Net Cash (Debt) [(6)]	(1,314)	(1,178)	(1,384)	1,302	1,165	536	(2,616)	(2,343)	(1,920)

(1) As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of nil and €86 million as of December 31, 2019, and 2020, and €39 million as of September 2021, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of €149 million and €60 million as of December 31, 2019, and 2020 and €75 million as of September 30, 2021, respectively.

(2) It mainly includes overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury.

(3) It mainly refers to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements.

(4) This item includes short-term deposits and investments towards high-credit rating counterparties.

(5) Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(6) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was €-149 million and €26 million as of December 31, 2019, and 2020 and €-36 million as of September 30, 2021, respectively.

December 17th, 2021

IVECO • GROUP

FY 2019 FY 2020 Sep YTD 2021 Net cash provided by (used in) Operating Activities 709 559 (219) Less: Cash flows from Operating Activities of Financial Services net of eliminations (19) (51) (76) Operating cash flow of Industrial Activities 690 508 (295) Investments in property, plant and equipment, and intangible assets of Industrial Activities (492) (400) (304) Other changes (1) (168) (226) (70) Free Cash Flow of Industrial Activities 30 (118) (669) FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities under IFRS IFRS (€mn) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

December 31, 2019 December 31, 2020 September 30, 2021 Cash and cash equivalents 374 418 576 Restricted cash 43 45 46 Undrawn committed facilities 32 48 67 Other current financial assets 52 128 193 I/C net vs Off-Highway (Treasury Vehicles/FS)(*) 1,336 980 188 Available Liquidity 1,837 1,619 1,070 (*) Receivables vs Off-Highway 3,395 3,543 3,511 Payables vs Off-Highway (2,059) (2,563) (3,323) NET I/C 1,336 980 188 FY 2019 – FY 2020 – Sep YTD 2021 Reconciliation of Cash and cash equivalents to Available Liquidity under IFRS IFRS (€mn)

Non-IFRS Financial Measures The Presentation also contains non-IFRS financial measures including adjusted EBIT of Industrial Activities, adjusted net profit (loss), free cash flow of Industrial Activities and net cash (debt) of Industrial Activities. The non-IFRS financial measures presented are not measures of financial performance under EU-IFRS, but measures used by management to monitor the underlying performance of the Group’s business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Group’s historical operating results, nor are such measures meant to be predictive of the Group’s future results. These non-IFRS measures are presented in the Prospectus because management believes they provide useful and relevant information regarding the Group’s operating results and enhance the readers’ ability to assess the Group’s financial performance and financial position. Management uses these non-IFRS measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to the Group’s core operations. These non-IFRS financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS. The Group’s non-IFRS financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and nonrecurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Net Profit (Loss): is defined as profit/(loss), less restructuring costs and non-recurring items, after tax. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and Financial amounts receivable from the CNH Industrial Group post-Demerger. The Company provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable EU-IFRS financial measure included in the Group’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents (including restricted cash), undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Reconciliations of selected non-IFRS measures to the most directly comparable IFRS measure, are contained in this presentation and in Section 8 (Operating and Financial Review) of the Prospectus for 2019 and 2020 figures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com and www.ivecogroup.com